CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of
Title of Each Class of Securities to be Registered	Offering Price	Registration Fee(1)(2)
Debt Securities (4.450% Medium-Term Notes Due 2047)	$ 500,107,083.33	$ 62,263.33

(1)                                             Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

(2)                                             This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in the Registration Statement on Form S-3 (No. 333-205731), filed by McDonald’s Corporation on July 17, 2015, in accordance with Rules 456(b) and 457(r) under the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-205731

PRICING SUPPLEMENT NO. 11, Dated March 14, 2018

(To Prospectus Dated July 17, 2015 and

Prospectus Supplement Dated July 17, 2015)

McDONALD’S CORPORATION

Medium-Term Notes

(Fixed Rate Notes)

Due From One Year to 60 Years From Date of Issue

The following description of the terms of the Notes offered hereby supplements, and, to the extent inconsistent therewith, replaces, the descriptions included in the Prospectus and Prospectus Supplement referred to above, to which descriptions reference is hereby made.

These Notes constitute a further issuance of, and are consolidated and form a single series with, the outstanding 4.450% Medium-Term Notes Due 2047 that McDonald’s Corporation issued on March 9, 2017. Upon completion of this offering, the aggregate principal amount of outstanding Notes of this series will be USD 1.050 billion.

Principal Amount:	USD 500,000,000

Issue Price:	99.836% of the principal amount of the Notes, plus accrued interest from and including March 1, 2018 in the amount of $927,083.33

Original Issue Date:	March 16, 2018

Stated Maturity:	March 1, 2047

Interest Rate:	4.450% per annum

Interest Payment Dates:	March 1 and September 1 of each year, beginning September 1, 2018
[Applicable only if other than February 15 and August 15 of each year]

Regular Record Dates:	February 15 and August 15 of each year, as the case may be
[Applicable only if other than February 1 and August 1 of each year]

Form:	☒ Book-Entry ☐ Certificated

Specified Currency:
[Applicable only if other than U.S. dollars]

Option to Receive Payments in Specified Currency:	☐ Yes ☐ No
[Applicable only if Specified Currency is other than U.S. dollars and if Note is not in Book Entry form]

Authorized Denominations:
[Applicable only if other than U.S. $1,000 and increments of U.S. $1,000, or if Specified Currency is other than U.S. dollars]

Method of Payment of Principal:
[Applicable only if other than immediately available funds]

Optional Redemption:	☐ The Notes cannot be redeemed prior to Stated Maturity.

☒ The Notes can be redeemed in whole or in part at any time prior to Stated Maturity at the option of McDonald’s Corporation (the “Company”) as set forth below.

Optional Redemption Dates:	At any time prior to Stated Maturity at the option of the Company as set forth below.

Redemption Prices:

☐                                   The Redemption Price shall initially be              % of the principal amount of the Note to be redeemed and shall decline at each anniversary of the initial Optional Redemption Date by             % of the principal amount to be redeemed until the Redemption Price is 100% of such principal amount; provided, however, that if this Note is an Original Issue Discount Note, the Redemption Price shall be the Amortized Face Amount of the principal amount to be redeemed.

☒                                Other:  The Notes will be redeemable in whole or in part, at any time prior to September 1, 2046 (six months prior to Stated Maturity) at the Company’s option, at a redemption price equal to the greater of:

(1) 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on those Notes to the redemption date; or

(2)                              the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus accrued and unpaid interest on those Notes to the redemption date.

The Notes will be redeemable in whole or in part, at any time on or after September 1, 2046 (six months prior to Stated Maturity) at the Company’s option, at a redemption price equal to 100% of the principal amount of such series of the Notes to be redeemed, plus accrued and unpaid interest on those Notes to the redemption date.

For purposes of the determination of the redemption price, the following definitions shall apply:

“Business Day” means any day that is not a day on which banking institutions in New York City are authorized or required by law or regulation to close.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes to be redeemed.

“Comparable Treasury Price” means, with respect to any redemption date, the average of the available Reference Treasury Dealer Quotations for that redemption date.

“Independent Investment Banker” means one of the Reference Treasury Dealers selected by the Company.

“Reference Treasury Dealer” means three primary U.S. Government securities dealers in New York City, New York (a “Primary Treasury Dealer”), which shall include J.P. Morgan Securities LLC, Mizuho Securities USA Inc., and Wells Fargo Securities, LLC, and their respective successors; provided, however, that if any of the foregoing ceases to be a Primary Treasury Dealer, the Company shall substitute for it another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by that Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third Business Day preceding the redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue for the Notes to be redeemed, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

Unless the Company defaults in payment of the redemption price, after the redemption date interest will cease to accrue on the Notes or portion of the Notes called for redemption.

Sinking Fund:	☒ The Notes are not subject to a Sinking Fund.

☐ The Notes are subject to a Sinking Fund.

Sinking Fund Dates:

Sinking Fund Amounts:

Amortizing Note:	☐ Yes ☒ No

Amortizing Schedule:
Outstanding Balance
Repayment Date	Repayment Amount	Following Repayment Amount

Optional Repayment:	☐ Yes ☒ No

Optional Repayment Dates:

Optional Repayment Prices:

Original Issue Discount Note:	☐ Yes ☒ No

Total Amount of OID:

Yield to Stated Maturity:

Initial Accrual Period OID:

Calculation Agent (if other than Principal Paying Agent):

Agents’ Discount:	0.875% of the principal amount of the Notes

Net proceeds to Company:	98.961% of the principal amount of the Notes

Agents’ Capacity:	☐ Agent ☒ Principal

Agents:

Joint Bookrunners:	J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
Mizuho Securities USA LLC
SunTrust Robinson Humphrey, Inc.

Co-Managers:	Goldman Sachs & Co. LLC
MUFG Securities Americas Inc.
SG Americas Securities, LLC
U.S. Bancorp Investments, Inc.
The Williams Capital Group, L.P.
ANZ Securities, Inc.
Barclays Capital Inc.
BMO Capital Markets Corp.
BNP Paribas Securities Corp.
Credit Agricole Securities (USA) Inc.
HSBC Securities (USA) Inc.
ING Financial Markets LLC
Rabo Securities USA, Inc.
RBC Capital Markets, LLC
SMBC Nikko Securities America, Inc.
Standard Chartered Bank
TD Securities (USA) LLC
Westpac Capital Markets, LLC
Academy Securities, Inc.
Loop Capital Markets LLC
Samuel A. Ramirez & Company, Inc.
Siebert Cisneros Shank & Co., L.L.C.

CUSIP:	58013MFC3

Plan of Distribution to Agents:

Agent	Principal Amount
J.P. Morgan Securities LLC	$81,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	81,000,000
Morgan Stanley & Co. LLC	81,000,000
Wells Fargo Securities, LLC	81,000,000
Citigroup Global Markets Inc.	25,250,000
Mizuho Securities USA LLC	25,250,000
SunTrust Robinson Humphrey, Inc.	25,250,000
Goldman Sachs & Co. LLC	7,500,000
MUFG Securities Americas Inc.	7,500,000
SG Americas Securities, LLC	7,500,000
U.S. Bancorp Investments, Inc.	7,500,000
The Williams Capital Group, L.P.	5,000,000
ANZ Securities, Inc.	4,250,000
Barclays Capital Inc.	4,250,000
BMO Capital Markets Corp.	4,250,000
BNP Paribas Securities Corp.	4,250,000
Credit Agricole Securities (USA) Inc.	4,250,000
HSBC Securities (USA) Inc.	4,250,000
ING Financial Markets LLC	4,250,000
Rabo Securities USA, Inc.	4,250,000
RBC Capital Markets, LLC	4,250,000
SMBC Nikko Securities America, Inc.	4,250,000
Standard Chartered Bank	4,250,000
TD Securities (USA) LLC	4,250,000
Westpac Capital Markets, LLC	4,250,000
Academy Securities, Inc.	2,500,000
Loop Capital Markets LLC	2,500,000
Samuel A. Ramirez & Company, Inc.	2,500,000
Siebert Cisneros Shank & Co., L.L.C.	2,500,000
Total	$500,000,000

Additional Information Regarding Agents:

Standard Chartered Bank will not effect any offers or sales of any notes in the U.S. unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

Two of the Company’s directors are also directors of Wells Fargo & Company, an affiliate of one of the agents, Wells Fargo Securities, LLC, and therefore a conflict of interest may exist between Wells Fargo Securities, LLC and the Company under Financial Industry Regulatory Authority Rule 5121. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Because the Notes to be offered will be investment grade rated, pursuant to FINRA Rule 5121, the appointment of a qualified independent underwriter is not necessary.  Wells Fargo Securities, LLC will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

Modification of Prospectus Supplement, dated July 17, 2015

The Prospectus Supplement, dated July 17, 2015, is modified as follows:

(1)                              Introduction:  The following text is added to page S-2 before the last paragraph appearing on that page:

This prospectus supplement and the accompanying prospectus are not prospectuses for the purposes of the Prospectus Directive (as defined herein).  The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”).  For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (“MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (“IMD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Directive.  Consequently, no key information document required by Regulation (EU) No 1286/2014 (“PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This prospectus supplement and the accompanying prospectus have each been prepared on the basis that any offer of the notes in any Member State of the EEA which has implemented the Prospectus Directive (each, a “Relevant Member State”) will only be made to a legal entity which is a qualified investor under the Prospectus Directive (“Qualified Investor”).  Accordingly any person making or intending to make an offer in that Relevant Member State of the notes which are the subject of the offering contemplated in this prospectus supplement and the accompanying prospectus may only do so with respect to Qualified Investors.  Neither we nor any of the agents have authorized, nor do they authorize, the making of any offer of the notes other than to Qualified Investors.  The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

(2)                              United States Tax Considerations:  The text under “United States Tax Considerations” summarizes certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a note.  That text is amended as follows:

I.                                       Introductory paragraph — Insert the following text after the fourth sentence:

It is intended to apply only to investors who acquire their notes upon original issuance, or investors who acquire their notes in a subsequent purchase and are not members of our expanded affiliated group, as defined in the Treasury regulations under Section 385 of the Internal Revenue Code (the “Code”).

II.                                  Insert the following text after the second introductory paragraph:

Pursuant to recently enacted legislation, an accrual method taxpayer that reports revenues on an applicable financial statement generally must recognize income for U.S. federal income tax purposes no later than the taxable year in which such income is taken into account as revenue in an applicable financial statement of the taxpayer.  To the extent this rule is inconsistent with the rules described below, this rule supersedes such rules.  Thus, this rule could potentially require such a taxpayer to recognize income for U.S. federal income tax purposes with respect to the notes prior to the time such income would be recognized pursuant to the rules described below.  Potential investors in the notes should consult their tax advisors regarding the potential applicability of these rules to their investment in the notes.

III.                             Insert the following text after the introductory paragraphs:

Qualified Reopening of 4.450% Medium-Term Notes Due 2047

Notes issued as part of the “qualified reopening” of a previous issue of notes are treated as part of the original issue and, consequently, are deemed to have the same issue date and the same issue price as the original notes for U.S. federal income tax purposes. It is expected that this offering of the 4.450% Medium-Term Notes Due 2047 (the “2047 Notes”) will meet the requirements for a “qualified reopening” of the initial offering of the 2047 Notes under applicable U.S. Treasury regulations and therefore that the 2047 Notes issued in this offering will have the same issue date and same issue price as the original 2047 Notes for U.S. federal income tax purposes.

IV.                            Under the subheading “U.S. Holders — Original Issue Discount” — Delete the following text in the first sentence:

Internal Revenue

V.                                 Under the subheading “U.S. Holders -- Information Reporting and Backup Withholding” – Replace “28%” with “24%”.

VI.                            Under the subheading “Non-U.S. Holders” — Replace the existing text in its entirety with the following:

If a holder is a non-resident alien individual or a foreign corporation that is the beneficial owner of the notes (a “non-U.S. holder”):

(a) payments of interest (including any original issue discount) on a note made to such non-U.S. holder will not be subject to withholding of U.S. federal income tax, provided that, with respect to payments of interest on a note, (i) the non-U.S. holder does not actually or constructively own 10 percent or more of the combined voting power of all classes of our stock and is not a controlled foreign corporation related to us through stock ownership; (ii) the payments are not payments of contingent interest as described in Section 871(h)(4) of the Code (generally, interest (including original issue discount), the amount of which is determined by reference to our receipts, sales, cash flow, income, profits, property values, dividends or comparable attributes or such attributes of a party related to us); (iii) the beneficial owner provides a statement signed under penalties of perjury (typically, on IRS Form W-8BEN or W-8BEN-E) that includes its name and address and certifies that it is a non-U.S. holder in compliance with applicable requirements (or satisfies certain documentary evidence requirements for establishing that it is a non-U.S. holder); (iv) the non-U.S. holder has provided any direct or indirect information with respect to its direct and indirect U.S. owners; and (v) if the non-U.S. holder or any intermediary through which it holds notes is a “foreign financial institution” (as defined below), each such entity has entered into an agreement with the U.S. government, pursuant to which it agrees, among other responsibilities, to collect and provide to the U.S. tax authorities information about its direct and indirect U.S. accountholders and investors, or otherwise establishes an exemption; and

(b) such non-U.S. holder will not be subject to U.S. federal income tax on gain realized on the sale, exchange or redemption of the note, provided that, (i) the gain of such holder is not effectively connected with the holder’s conduct of a trade or business in the United States (and, if certain treaties apply, is not attributable to a permanent establishment maintained by the non-U.S. holder within the United States); (ii) if the non-U.S. holder is an individual holder, such holder is not present in the United States for 183 days or more in the taxable year of the sale, exchange or redemption (and does not satisfy certain other conditions); and (iii) in the case of a sale, exchange, redemption or other taxable disposition of a note effected on or after January 1, 2019, (x) the non-U.S. holder has provided any direct or indirect information with respect to its direct and indirect U.S. owners; and (y) if the non-U.S. holder or any intermediary through which it holds notes is a “foreign financial institution” (as defined below), each such entity has entered into an agreement with the U.S. government, pursuant to which it agrees, among other responsibilities, to collect and provide to the U.S. tax authorities information about its direct and indirect U.S. accountholders and investors, or otherwise establishes an exemption.

If U.S. tax is imposed as a result of a failure to comply with the documentation requirements described in clauses (a)(iv) and (v) or (b)(iii) above, the beneficial owner may be entitled to a refund if the required information is provided to the IRS.

For purposes of the discussion in paragraphs (a) and (b) above, a “foreign financial institution” generally is a non-U.S. entity that (i) accepts deposits in the ordinary course of a banking or similar business; (ii) as a substantial portion of its business, holds financial assets for the account of others; or (iii) is engaged (or holds itself out as being engaged) primarily in the business of investing, reinvesting, or trading in securities, partnership interests or commodities, or interests in securities, partnership interests or commodities.

U.S. information reporting requirements and backup withholding tax will not apply to payments on a note made to a non-U.S. holder if the statement described in paragraph (a)(iii) above is duly provided.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability.  A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claims for a refund with the IRS and furnishing the required information.

(3)                              Plan of Distribution:  The text under “Plan of Distribution” is amended as follows:

I.                                       Subheading “European Economic Area” — Replace the subheading title and existing text in its entirety with the following:

PRIIPs Regulation / Prospectus Directive / Prohibition of Sales to EEA Retail Investors

Each agent has represented and agreed, and each further agent appointed under the Distribution Agreement will be required to represent and agree, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes to any retail investor in the EEA. The notes may not be offered, sold or otherwise made available to any retail investor in the EEA. For the purposes of this provision:

(a)                               the expression “retail investor” means a person who is one (or more) of the following:

(i)                                  a retail client as defined in point (11) of Article 4(1) of MiFID II; or

(ii)                              a customer within the meaning of the IMD, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)                          not a qualified investor as defined in the Prospectus Directive; and

(b)                              the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.”

II.                                  Under the subheading “The United Kingdom” — Replace the reference to “European Economic Area” with the following:

“PRIIPs Regulation / Prospectus Directive / Prohibition of Sales to EEA Retail Investors”

III.                             New subheading “Canada” — Inserting the following text immediately preceding the “General” heading therein:

Canada

The notes may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.  Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this document (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the agents are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

(4)                              Legal Matters:  The text under “Legal Matters” is amended as follows:

Jerome N. Krulewitch, McDonald’s Corporate Executive Vice President, General Counsel and Secretary, will pass upon the validity of the notes for us.  Allen & Overy LLP, New York, New York, will pass upon the validity of the notes for the agents.